

January 6, 2021

Alexandre Teixeira de Assumpção Saigh
Chief Executive Officer
Patria Investments Limited
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands

> **Re: Patria Investments Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 18, 2020**
> **CIK No. 0001825570**
> **Registration Statement on Form F-1**
> **Filed December 30, 2020**
> **File No 333-251823**

Dear Mr. Saigh:

We have reviewed your amended draft registration statement and your publicly filed registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 filed December 30, 2020

Cover Page

1. We note the included pictures and text following the cover page of the prospectus. Please limit the text preceding the pictures to text used to explain the visual presentation. In that regard, please also clarify what the pictures are attempting to show as it relates to your own company, because the pictures appear to show other companies' products. Refer to Question 101.02 of Securities Act Forms, Compliance and Disclosure Interpretations,

available on the SEC website. We also note the text information following the pictures, on the page titled "Patria at a glance." Please tell us why you believe it is appropriate to include selective numbers and percentages in a graphic of this type, without additional context and information.

 You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance